Exhibit 99.1

PainReform Provides Year-End Business Update

Reports continued enrollment in the second part of the Phase 3 clinical trial in bunionectomy

Remains on track to announce top-line data by mid-2024

Tel Aviv, Israel – March 1, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the year ended December 31, 2023.

Ilan Hadar, Chief Executive Officer of PainReform, stated, “We are pleased to report significant progress this past year advancing PRF-110, our lead drug candidate for post-operative extended pain relief, thereby reducing the potential need for the use of opiates. Building on the success of the first part of our Phase 3 clinical trial of PRF-110, we are moving forward steadily with our enrollment.  We have now enrolled over 140 patients in the trial, out of our target, of up to 400 patients at six clinical sites across the U.S. As a result, we remain on track to announce topline data around mid-2024. Moreover, we are pleased with the positive results of the recent in vitro tests, which further demonstrated the superior formulation properties of PRF-110 compared to the industry leader, with respect to surface-tissue spreading. Overall, we remain highly encouraged by the outlook for PRF-110 and our ongoing clinical trial given the positive PK data in the first part of our Phase 3 trial, as well as our prior Phase 2 data in hernia repair, confirming the safety and quality of our product as an alternative to systemic opioids. For these reasons, we remain confident PRF-110 has the potential to become standard-of-care within the $12 billion post-operative pain treatment market.”

Financial Results for the Year Ended December 31, 2023

Research and development expenses were approximately $6.0 million for the year ended December 31, 2023, compared to approximately $4.4 million for the year ended December 31, 2022. The increase was primarily due to an increase in payments for clinical trial costs and manufacturing costs that were offset by a decrease in subcontractors and consultants’ expenses.

General and administrative expenses were approximately $3.6 million for the year ended December 31, 2023, compared to approximately $4.4 million for the year ended December 31, 2022. The decrease was mainly in insurance costs and certain professional services costs.

Financial income, net, was approximately $248,000 for the year ended December 31, 2023, compared to financial income, net, of approximately $86,000 for the year ended December 31, 2022. The increase was primarily due to financial income resulting from a change in the valuation of warrants that were issued in 2023 and interest income from bank deposits, which was offset by losses from warrant issuance and issuance costs.

Net loss for the year ended December 31, 2023 was approximately $9.3 million, compared to a net loss of approximately $8.8 million for the year ended December 31, 2022.

As of December 31, 2023, the Company had cash and cash equivalents (including short term deposits) of approximately $8.0 million and a positive working capital of approximately $7.4 million.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2023 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company’s investor relations website at   https://painreform.com/investors/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at info@painreform.com.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions including with respect to objectives, plans and strategies and expected timing of results. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern,  our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com